FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 December 2012

COMPLETION OF SALE OF CENTRAL AMERICAN
BANKING OPERATIONS
*** Businesses sold for a consideration of US$0.8bn ***

On 24 January 2012, HSBC Bank (Panama) S.A., an indirect, wholly owned subsidiary of HSBC Holdings plc ("HSBC"), announced that it had entered into an agreement to sell the whole of its banking operations in Costa Rica, El Salvador and Honduras to Banco Davivienda S.A., a Colombian-listed banking group (the "Disposals")

The Disposals, which have received all regulatory and other approvals, have now been completed.

HSBC received an aggregated cash consideration of US$801m for the Disposals, which is subject to minor adjustments based on the closing balance of shareholders' equity in each country.

HSBC remains committed to its Latin American business, focused primarily on Argentina, Brazil and Mexico, in line with the HSBC Group's strategy.

Media enquiries to:

Mexico
Lyssette Bravo	+ 52 (1) 55 57212888	lyssette.bravo@hsbc.com.mx
London
Patrick Humphris	+44 (0) 20 7992 1631	patrick.humphris@hsbc.com

Investor Relations enquiries to:

London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4398	hugh.pye@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                         Date: 10 December 2012